

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 3, 2009

via U.S. mail

Craig G. Travers
Lee & Travers
655 N. Alvernon, Suite 112
Tucson, Arizona 85711

> **Re: United Mines, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 20, 2009**
> **File No. 333-156494**

Dear Mr. Travers:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We may have additional comments once you file a responsive amendment that includes current, updated information. For example, you will need to file updated financial statements, and you will need to provide current information in your MD&A and Certain Relationships sections. In that regard, see also Item 404(d) of Regulation S-K.

MD&A
Liquidity and Capital Resources, page 43

2.   We note your reference to the "loan agreements" in your response to prior
        comment 7. Expand the "cash requirements" disclosure to describe the loans, and
        expand the Summary and Business sections to describe all agreements with your
        principals in greater detail.

3.   Clarify in necessary detail the nature of the agreements. For example, with regard
        to the loan agreements, disclose all of the following information plus any other
        material information needed to inform the reader about each such agreement:

        • the date the agreement was entered into;
        • the material terms, including the repayment date, interest rate, any security
          interests, etc.;
        • the total amount loaned to date (and specify for this purpose the most
          current date practicable); and
        • the maximum aggregate amount that is the subject of each loan agreement.

4.   Discuss how, when and under what circumstances the terms of the agreements
        were determined.

Exhibits

5.   We may have additional comments once you file all omitted exhibits, including
        the legality opinion and your material contracts. Omitted material contracts
        would include the agreements with Glenn Martin and Nicole Breen to "pay for
        our necessary business expenses for at least the next twelve months" that you cite
        at page 43 and in your response to prior comment 7.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with any engineering questions. Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: G. Schuler
     J. Madison
     T. Levenberg

     Via facsimile
     Brian A. Lebrecht, Esq.
     (801) 983-4958